(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Numbers: 1-12994
000-50694
CUSIP Numbers:
601148109
601148208
601148307
601148406
601148877

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Mills Corporation

The Mills Limited Partnership

Full Name of Registrant

N/A

Former Name if Applicable

5425 Wisconsin Avenue, Suite 500

Address of Principal Executive Office (Street and Number)

Chevy Chase, MD 20815

City, State and Zip Code

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Mills Corporation (“TMC”) and The Mills Limited Partnership (“TMLP”) file joint periodic reports with the Securities and Exchange Commission (the “SEC”). The registrants are filing this notification as required by the rules of the SEC to indicate that their Form 10-Q for the quarter ended September 30, 2006 will not be filed by November 9, 2006, when due, or by November 14, 2006. Accordingly, the registrants are not requesting the five-day extension permitted by the rules of the SEC for filing the Form 10-Q for the quarter ended September 30, 2006.

This notice and the attached explanation discuss the following matters:

•	The process and potential timing of our pending accounting restatement and the related audit;

•	Certain accounting matters that may impact our results of operations and financial condition;

•	Information relating to our liquidity including the maturity of our senior term loan and our ability to continue to pursue our development and other projects; and

•	Management’s assessment of our internal control over financial reporting.

Pending Accounting Restatement and the Related Audit

The registrants are not able to timely file the Form 10-Q because the registrants have not completed their financial statements for the quarter ended September 30, 2006 or their restated financial statements for 2000-2004 and the first three quarters of 2005, which will be reflected in the financial statements included in their 2005 Form 10-K when filed. TMC and TMLP previously filed Form 12b-25s for their 2005 Form 10-K and for their Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006.

The registrants currently are compiling the 2005 financial statements and expect to file their Form 10-Qs for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 shortly after the filing of the 2005 Form 10-K, although there can be no assurance of the actual dates of filing. As previously disclosed, the filing of the 2005 Form 10-K by the registrants will be made after the Audit Committee of the Board of Directors of TMC, with the assistance of Gibson, Dunn & Crutcher, LLP, the Audit Committee’s outside counsel, completes an independent investigation addressing, among other matters, the previously announced restatement as well as prior restatements announced in February 2003 and February 2005. As noted below, the investigation is expected to be completed in mid-November. The registrants, in part as a consequence of this investigation, have also undertaken a comprehensive review of their accounting policies and practices to determine whether these policies and practices are consistent with GAAP. Prior to the filing of the 2005 Form 10-K by the registrants, Ernst & Young LLP, the registrants’ auditors, will also need to complete their audit procedures relating to the 2005 financial statements and the prior period restated financial statements.

Accounting Review

Status of Accounting Review

In Current Reports on Form 8-K filed with the SEC on August 10, 2006 and September 15, 2006, in addition to the previously disclosed errors relating primarily to certain investments by a wholly owned subsidiary, Mills Enterprises, Inc., and the accrual of compensation expense related to TMC’s Long-Term Incentive Compensation Plan, TMC and TMLP disclosed errors in the selection and application of various other accounting policies, including the following:

•	Capitalization of interest to predevelopment and development projects

•	Capitalization of overhead to predevelopment and development projects

•	Cumulative impact of and the ongoing accounting for development and leasing fees and interest income related to the adoption of Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities

•	Translation from foreign currencies of investments in foreign subsidiaries

•	Accounting for the Empire tract transfer

•	Accounting for grand opening and advertising costs for development projects

•	Evaluation of capitalized costs, including accounting for acquisitions of properties

•	Evaluation of foreign tax exposures

•	Other items that have a cumulative impact of less than $10 million individually

In addition to these accounting errors, TMC and TMLP also previously disclosed that they planned to change their accounting policies for interest and overhead capitalized to predevelopment and development projects, effective January 1, 2005. The cumulative effect of the changes in accounting for interest and overhead as of January 1, 2005 is expected to be approximately $61 million for TMC and $82 million for TMLP. Additionally, 2005 net income is expected to be reduced by approximately $17 million for TMC and $20 million for TMLP for the effect of the new accounting principles as the previously filed interim financial statements for 2005 used the previous accounting policies. The registrants also previously disclosed that the cumulative impact of the accounting errors that had then been identified were expected to reduce stockholders’ equity of TMC by $263 million to $283 million as of September 30, 2005 (with an expected reduction of TMLP’s partners’ capital of $348 million to $368 million as of September 30, 2005). Giving effect to the foregoing, when TMC and TMLP file their 2005 Form 10-K, it is currently anticipated that the impact of the errors that TMC and TMLP will report will be substantially the same as the range previously reported. Our conclusions remain subject to the completion of our restatement and Ernst & Young’s audit.

In addition to the above items, the registrants subsequently reviewed their accounting for construction allowances paid to tenants to ready their spaces for opening and determined that some of these costs, which were previously recorded as depreciation expense, should be reclassified as tenant inducements. The impact of this will be to reclassify amounts previously recorded to depreciation expense as a reduction to minimum rent. Tenant allowances and inducements are both expense items amortized over the lease term and, consequently, this reclassification will have no impact on net income. The reclassification will, however, reduce minimum rent and depreciation and, as a result, will reduce funds from operations. For consolidated entities, the expected reductions in minimum rent and depreciation for 2003, 2004 and the nine months ended September 30, 2005 for TMC and TMLP are $1.9 million, $9.0 million and $8.6 million, respectively.

Status of Audit Committee Investigation

As disclosed in a press release issued on February 23, 2006, the Audit Committee, advised by independent counsel, has been conducting an investigation (the “Investigation”) into various accounting issues, including those issues reported in TMC’s and TMLP’s Current Reports on Form 8-K filed January 6, February 24, March 17, May 11, and August 10, 2006, and various other issues that were brought to the attention of the Audit Committee and its independent counsel during the course of the Investigation.

The Audit Committee has received oral reports from its independent counsel regarding the anticipated findings of the Investigation. The Audit Committee and its independent counsel also have kept TMC’s Board of Directors, E&Y and the staff of the SEC, Division of Enforcement, apprised regarding the anticipated findings of the Investigation. As reported in a Current Report on Form 8-K filed on October 30, 2006, the Investigation is now essentially complete. The Audit Committee and its independent counsel, subject to the identification by the registrants or E&Y of any additional issues prior to the filing of the registrants’ financial statements for the year ended December 31, 2005 and the registrants’ restated financial statements for certain prior years, expect to complete the Investigation by mid-November 2006.

Impairment Charges

As previously reported on a Form 8-K filed on January 6, 2006, in the fourth quarter of 2005 TMC and TMLP changed their business strategy and correspondingly decided on December 30, 2005 to reduce the number of predevelopment projects and to write-off the associated capitalized cost of the abandoned projects. Accordingly, ten predevelopment projects were written off in the fourth quarter of 2005. TMC and TMLP disclosed in that Form 8-K that a charge of $71 million related to these projects was expected in the fourth quarter of 2005. As part of the restatement, it has been determined that certain of these projects were previously impaired and should have been written off in prior periods. Additionally, the planned changes in accounting principles and certain of the accounting errors discussed above impact the carrying values and reduce the amount of the total charge expected in the fourth quarter of 2005, such that the total charge in the fourth quarter of 2005 for TMC is expected to be approximately $39 million and for TMLP is expected to be approximately $45 million.

Apart from the restatement, TMC and TMLP are required to periodically assess their operating properties for impairment under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Although this review has not been completed for 2005 or the first three quarters of 2006, at this time, TMC and TMLP believe that the Cincinnati Mills project did not satisfy the undiscounted cash flow test set forth in SFAS 144 as of December 31, 2005. As a result, it is expected that a write-down of approximately $50 million for TMC (with an impact to TMLP of approximately $57 million) will be recorded in the fourth quarter of 2005 with respect to this property. Further, TMC believes the investment in the Columbus City Center, accounted for using the equity method, is impaired and it is expected that a write-down of approximately $8 million for TMC (with an impact to TMLP of approximately $9 million) will be recorded in the fourth quarter of 2005.

In the second quarter of 2006, TMC and TMLP decided to sell their investment in FoodBrand, an entity that master leases, manages and operates food courts and restaurants at certain of our malls and third party facilities that is accounted for using the equity method. Accordingly, TMC and TMLP expect that a write-down with an impact of approximately $14 million to TMC (with an impact to TMLP of approximately $16 million) will be recorded with respect to this investment during such quarter. TMC and TMLP also took a write-off of approximately $5 million for TMC (with an impact to TMLP of approximately $6 million) for Vallejo, a domestic pre-development project located in California, that was abandoned during the second quarter of 2006. During the second quarter of 2006, TMC decided to explore the possible sale of its European operations. This decision negatively impacted the net realizable value of certain predevelopment projects in Europe. Accordingly, a write-down with an impact to TMC of approximately $17 million (with an impact to TMLP of approximately $19 million) will be recorded in the second quarter of 2006. In November 2006, the registrants sold their interest in the partnership that held the development rights for the Mercati Generali project located in Rome. TMC and TMLP expect a write-down in the range of $3 million to $5 million related to the Mercati Generali project in the third quarter of 2006. We do not expect any material future capital expenditures with respect to this project.

TMC and TMLP may also take a charge in the third quarter of 2006 for a possible impairment related to Pittsburgh Mills, which may be sold. TMLP’s investment in the Pittsburgh Mills project is approximately $56 million.

Because the financial statements for 2005 and the first three quarters of 2006 have not yet been finalized, it is possible that additional material impairment charges and write-downs will be recorded in such financial statements once they are finalized.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard J. Nadeau (Name)	(301) (Area Code)	968-6000 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☐ Yes ☒ No

Form 10-K for year ended December 31, 2005 and Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto.

The Mills Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By:	/s/ RICHARD J. NADEAU
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and Chief Financial Officer

The Mills Limited Partnership

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By:	/s/ RICHARD J. NADEAU
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and Chief Financial Officer of The Mills Corporation, as general partner of The Mills Limited Partnership

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Attachment A

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The registrants are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations they expect to report for the third quarter of 2006 will reflect any significant changes from the results of operations for the third quarter of 2005.

The Mills Corporation

The restatement and re-audit process described under Part III above has not been completed and, due to the restatement and re-audit process described under Part III above, The Mills Corporation (“TMC”) has not closed its books for the first three quarters of 2006. Accordingly, TMC is unable to provide a reasonable estimate of either its third quarter 2006 or its third quarter 2005 results of operations. As a result, TMC cannot at this time estimate what significant changes will be reflected in its third quarter 2006 results of operations or its third quarter 2005 results of operations. While TMC is unable at this time to report its 2005 year end or quarterly or nine month results of operations for 2006, TMC can report that (a) it is currently anticipated that the cumulative effect of adjustments discussed above in Part III that are expected to result from this process will have a negative impact on TMC’s reported financial position as of September 30, 2006 and (b) its results have been adversely impacted by the impairment charges, by increased interest expense related to the fees and rates included in the Goldman Sachs Senior Term Loan and the costs associated with the accounting restatement, the Audit Committee investigation, retention bonuses and severance. As noted in Part III, TMC and TMLP currently expect to record impairment charges and asset write-downs with an impact to TMC of approximately $97 million in the fourth quarter of 2005 and approximately $41 million in the interim periods of 2006 and with an impact to TMLP of approximately $111 million in the fourth quarter of 2005 and approximately $46 million in the interim periods of 2006.

The Mills Limited Partnership

The Mills Limited Partnership (“TMLP”) is TMC’s operating partnership subsidiary. TMC is TMLP’s sole general partner and owned a 1.0% general partner interest and an 86.4% limited partner interest in TMLP as of September 30, 2006. The principal difference between the financial statements of TMC and TMLP is the elimination of the minority interest in TMC’s financial statements for the TMLP partnership interests held by outside partners. As such, except for the minority interest, the financial statements of TMLP largely mirror those of TMC. For the reasons indicated under “The Mills Corporation” and except as indicated above, TMLP is similarly not able at this time to reasonably anticipate what significant changes will be reflected in its third quarter 2006 results of operations as compared to its third quarter 2005 results of operations.

Liquidity and Related Matters

Maturity of Senior Term Loan

A previously reported in a Form 8-K filed on May 24, 2006, TMLP’s Senior Term Loan with Goldman Sachs Mortgage Company (“GSMC”) with a current outstanding balance as of November 13, 2006 of approximately $1.026 billion, has a maturity of December 31, 2006, with two alternative extension options. Under one alternative, TMLP can extend the facility until June 30, 2008 if, among other things, it consummates a recapitalization transaction reasonably acceptable to GSMC, as Administrative Agent, prior to December 31, 2006 that provides sufficient proceeds to repay at least $850 million towards principal, interest and fees then outstanding under the Senior Term Loan. Under the other alternative, TMLP can extend the maturity for two 90-day periods through June 30, 2007 if, among other things, the TMC Board of Directors has adopted, prior to December 1, 2006, a plan, reasonably acceptable to the Administrative Agent, to sell or recapitalize TMC’s and its subsidiaries’ assets or TMC has entered into a definitive merger agreement or other similar agreement that would provide for repayment of the Senior Term Loan in full. To be eligible for either extension alternative, TMLP will also have to file its audited financial statements and prepare a budget approved by the Administrative Agent showing that TMLP will have, among other things, adequate liquidity for the applicable extension period. If the conditions for the exercise of either option extension of the maturity date are not satisfied, the facility will be due and payable in full on December 31, 2006.

Ernst & Young Auditors’ Reports

As previously reported, it is expected that the audit reports of Ernst & Young LLP on the consolidated financial statements of TMC and TMLP for the year ended December 31, 2005 will contain an explanatory paragraph to the effect that there is substantial doubt about the ability of TMC and TMLP to continue as going concerns due principally to the maturity date of TMLP’s Senior Term Loan.

Ability to Continue Development and Other Projects

TMLP’s Senior Term Loan provides sufficient funding for development project costs and other liquidity needs only through December 31, 2006. Significant capital is required for TMLP’s construction, development, redevelopment and renovation projects. Access to future capital is dependent on many factors outside of TMC’s and TMLP’s control. If TMC is not sold, including in connection with the previously announced strategic alternatives process currently underway with respect to TMC, and if TMC and TMLP cannot raise the necessary capital, their construction, development, redevelopment and renovation activities will be significantly curtailed, which could have an adverse future impact on the carrying values of certain assets.

Exploration of Strategic Alternatives

TMC is continuing to actively pursue the exploration of strategic alternatives first announced on February 23, 2006 and previously reported on a Form 8-K filed on February 24, 2006. The completion of the restatement process is expected to facilitate the strategic alternatives process although there can be no assurance that the exploration of strategic alternatives will result in any transaction.

Management’s Assessment of Internal Control Over Financial Reporting; Sarbanes Oxley Act Section 404

As previously reported, in accordance with Section 404 of the Sarbanes Oxley Act of 2002, our management has been assessing the effectiveness of our internal control over financial reporting as of December 31, 2005, and management’s report on this assessment will be included with our Form 10-K filed for the year ended December 31, 2005. To date, we have identified control deficiencies as of December 31, 2005 in a number of areas, including in the selection, application and monitoring of accounting policies. Management expects to conclude that some of the identified deficiencies were either material weaknesses or significant deficiencies that, in the aggregate, constituted material weaknesses as of December 31, 2005. Accordingly, management’s evaluation of the effectiveness of TMC’s and TMLP’s internal control over financial reporting as of December 31, 2005 is expected to reference certain material weaknesses and conclude that TMC’s and TMLP’s internal control over financial reporting was not effective as of December 31, 2005 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. In addition, Ernst &Young’s audit reports are also expected to concur with management’s conclusions on the effectiveness of internal control over financial reporting by TMC and TMLP as of December 31, 2005. Management also may uncover additional deficiencies as this assessment process continues.

* * * * *

Statements in this notification, including in Attachment A, that are not historical, including, among other things, as to the pending restatement of the registrants’ financial statements and the nature of the proposed restatement adjustments identified to date, the anticipated impacts of restatement adjustments identified to date, the expected filing of the registrants’ 2005 Form 10-K and their Form 10-Qs for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006, the expected inclusion of a going concern explanatory paragraph in Ernst &Young’s audit reports on the 2005 audited financial statements of TMC and TMLP, the anticipated conclusions regarding management’s assessment of our internal control over financial reporting and the auditors’ evaluation of this assessment, the planned changes to our accounting principles for interest and overhead capitalized to predevelopment and development projects, the status of development projects, any anticipated significant changes in results in operations for the third quarter of 2006 compared to the third quarter of 2005, the impairments and assets write-downs expected to be recorded, TMC’s and TMLP’s liquidity needs and the status of our exploration of strategic alternatives, may be deemed forward-looking statements within the meaning of the federal securities laws. Although the registrants believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the registrants can give no assurance that their expectations will be attained and it is possible that our actual circumstances and results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties, including the identification of any additional matters requiring adjustment, the length of time needed for Ernst & Young to complete their procedures for any reason, including the detection of new errors or adjustments, any actions taken by the SEC or other factors. The registrants undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to the registrants’ various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and its annual reports on Form 10-K for a discussion of such risks and uncertainties.